NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ACQUIRES
650 MASSACHUSETTS AVENUE, NW IN WASHINGTON, DC

NEW YORK, December 2, 2010 – Brookfield Properties Corporation “Brookfield Office Properties” (BPO: NYSE, TSX) today announced that it has acquired the office building at 650 Massachusetts Avenue, NW in Washington, DC from Washington Television Center LLC for $113 million. Located in the burgeoning East End submarket, 650 Massachusetts Avenue, NW is an eight-story office building containing 317,000 rentable square feet and a four-story parking garage. The company used its available cash resources to complete the acquisition.

“We are strong believers in the long-term viability of the DC office market, and this acquisition fits our strategy of owning assets in the best-located areas within our core markets,” said Dennis Friedrich, president and chief executive officer of Brookfield Office Properties’ U.S. Commercial Operations. “We see this acquisition as an attractive investment in which we can once again demonstrate our ability to unlock value through proactive asset management.”

Attractively situated at the corner of Massachusetts Avenue NW and 7th Street, NW overlooking historic Mt. Vernon square, the building is 1 ½ blocks from the Gallery Place Metro Station and is within short walking distance of the Verizon Center sports and entertainment venue and the Washington Convention Center.

650 Massachusetts Avenue, NW serves as the global headquarters of Blackboard, an educational software company. The building is currently 74% leased.

Brookfield Office Properties’ Greater DC portfolio is 93% leased and now features 31 properties encompassing 7.6 million square feet across the central business district of Washington, DC and metro submarkets in Northern Virginia and Suburban Maryland.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 112 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.